Exhibit 99.1

Pyxis Tankers Announces Date for the Release of Three Months Ended March 31, 2018 Results

and Related Conference Call and Webcast

MAROUSSI, GREECE – May 10, 2018 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced the following:

Date of Earnings Release. We will issue our unaudited results for the three months ended March 31, 2018 before the market opens in New York on Monday, May 14, 2018. We will host a conference call to discuss the results at 10:30 a.m. Eastern Time that same day.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or (+44) (0) 1452 542 301 (Standard International Dial In). Please quote “Pyxis Tankers.”

A telephonic replay of the conference call will be available until Monday, May 21, 2018. The United States replay number is 1 (866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 5478965#.

Webcast:

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/1625955/71A2C3E95297A89C86C1261BE4C48968

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com.

Company

Pyxis Tankers Inc.
59 K. Karamanli Street
Maroussi 15125 Greece
info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams
Chief Financial Officer
Tel: +30 (210) 638 0200 / +1 (516) 455-0106
Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.